

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Armando Casado de Araújo
Chief Financial and Investor Relations Officer
Centrais Elétricas Brasileiras S.A. - Eletrobrás
Avenida Presidente Vargas, 409 – 13th floor
Edificio Herm. Stoltz – Centro, CEP 20071-003
Rio de Janeiro, RJ, Brazil

> **Re:** **Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed October 17, 2011, as amended**
> **File No. 001-34129**

Dear Mr. Araújo:

We issued comments to you on the above captioned filings on February 15, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us in writing by April 13, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us in writing by April 13, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Charles Lee, Staff Attorney, at (202) 551-3427 if you have questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Jonathan Zonis, Esq.